UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G



                  Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*


        Companhia de Saneamento Basico do Estado de Sao Paulo--SABESP
--------------------------------------------------------------------------------
                                (Name of Issuer)


          Basic Sanitation Company of the State of Sao Paulo--SABESP
--------------------------------------------------------------------------------
                         (English Translation of Issuer's Name)


                                Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                                               Page 2 of 6 Pages


________________________________________________________________________________
1.   Name of Reporting Person:  State of Sao Paulo
     I.R.S. Identification Nos. of Above Persons (entities only): N/A



________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization:

     Federative Republic of Brazil

________________________________________________________________________________
  NUMBER OF    5.   Sole Voting Power:

   SHARES           20,376,674,059
               _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power:

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   Sole Dispositive Power:

  REPORTING         20,376,674,059
               _________________________________________________________________
   PERSON      8.   Shared Dispositive Power:

    WITH            0
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     20,376,674,059

________________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Exludes Certain Shares
     (See Instructions)
                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9):

     71.5%

________________________________________________________________________________
12.  Type of Reporting Person (See Instructions):

     OO

________________________________________________________________________________

Item 1.

     (a)  Name of Issuer:

          Companhia de Saneamento Basico do Estado de Sao Paulo--SABESP.

     (b)  Address of Issuer's Principal Executive Offices:

          Rua Costa Carvalho, 300, 05429-900 Sao Paulo, SP, Federative Republic of Brazil.

Item 2.

     (a)  Name of Person Filing:

          The State of Sao Paulo.

     (b)  Address of Principal Business Office or, if none, Residence:

          Rua Rangel Pestana, 300, 5th Floor, Sao Paulo, SP, Federative Republic of Brazil.

     (c)  Citizenship:

          Federative Republic of Brazil.

     (d)  Title of Class of Securities:

          This information statement relates to the common shares, without par value, of Companhia de Saneamento Basico do Estado de Sao Paulo--SABESP (the "Common Shares").

     (e)  CUSIP Number:

          The Common Shares and the American Depositary Shares (the "ADSs"), each representing 250 Common Shares, are listed on The New York Stock Exchange. The CUSIP Number for the ADSs is 20441A102. The Common Shares do not have a CUSIP Number.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          See Item 9 of the cover page.

     (b)  Percent of class:

          See Item 11 of the cover page.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               See Item 5 of the cover page.

          (ii) Shared power to vote or to direct the vote:

               See Item 6 of the cover page.

          (iii) Sole power to dispose or to direct the disposition of:

               See Item 7 of the cover page.

          (iv)  Shared power to dispose or to direct the disposition of:

               See Item 8 of the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 THE STATE OF SAO PAULO

                                 By:   /s/ Eduardo Refinetti Guardia
                                      ----------------------------------------
                                 Name:   Eduardo Refinetti Guardia
                                 Title:  Secretary of the Treasury Secretariat
                                           of the State of Sao Paulo


Date:  February 14, 2003